Exhibit 4.9

Summary of Construction Contract with Shanghai Gong Ze Steel Structure Co, Ltd.

On September 29, 2009, Shanghai Jinpan Electric Co. Ltd. (the “Company”) entered into an agreement (“Agreement”) with Shanghai Gong Ze Steel Structure Co. Ltd. (the “Contractor”) for the construction of the steel frames for two factory buildings in the Company’s Shanghai facility.

According to the Agreement, the Contractor agreed to commence construction on both factory buildings on September 29, 2010 and to complete work prior to December 25, 2009.

The total price of the Agreement is RMB 5.0 Million, inclusive of labor and materials, payable in several installments depending on the progress of the construction. Forty percent (40%), or RMB 2 million, is due upon the signing of the Agreement.  Thirty percent (30%), or RMB 1.5 million, is due upon the completion of the frame structure and the installation of ceiling and side panel and the delivery of wall materials to the worksite.  Fifteen percent (15%) is due upon the completion of the two single piece steel structures.  Ten percent (10%) is due upon the delivery of the building documentation and successful completion of inspection and acceptance. The remaining five percent (5%) is held by the Company as security and payable one (1) year after the completion of the two factory buildings.